United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: JPMorgan Chase & Co.

Name of persons relying on exemption: United Church Funds

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 7, the shareholder proposal requesting a report on respect for Indigenous Peoples’ rights at JPMorgan Chase & Co.’s annual shareholder meeting to be held on May 21, 2024.

Summary of the Proposal

Investors request reporting on the effectiveness of JPMorgan Chase & Co.’s (“JPMorgan”) policies, practices, and performance indicators in respecting internationally recognized human rights standards for Indigenous Peoples’ rights in its existing and proposed general corporate and project financing.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	JPMorgan is exposed to litigation, reputational, and regulatory risk if it finances projects or clients developing projects that violate the rights of Indigenous Peoples;
2.	JPMorgan faces significant risk if its financing activities are misaligned with its own policies and commitments; and
3.	JPMorgan’s current due diligence systems appear ineffective at mitigating risks related to Indigenous Peoples.

1. JPMorgan is Exposed to Significant Risk if it Finances Projects or Clients Developing Projects that Violate the Rights of Indigenous Peoples

JPMorgan claims in its Opposition Statement that allegations referenced in the Proposal are “subjective determinations by sources that are not necessarily aligned with or knowledgeable of our shareholders’ long-term financial interests.” Significant risks companies may face for causing or contributing to Indigenous Rights violations include reputational damage, project delays and disruptions, litigation, and criminal charges.1 According to a 2023 report, Indigenous Peoples compose about 6.2% of the world's population but are impacted by at least 34% of environmental conflicts globally.2 The sectors with the most significant impacts on Indigenous communities are mining, fossil fuels, agriculture, and dam construction. Impacts from these projects that constitute Indigenous Rights violations include loss of biodiversity, deforestation, displacement, water and soil degradation, and gender-based violence.3 A study examining costs of company-community conflict in the extractive sector found that operations with $3 to $5 billion in capital expenditures could lose around $20 million per week due to conflicts with Indigenous communities.4

Evident by JPMorgan’s connection to high-profile projects or clients developing projects that violate Indigenous Rights, investors are concerned that the Company’s risk management frameworks and policies are ineffective or have significant gaps. For example, JPMorgan is the largest financier of oil and gas operations in the Amazon Rainforest, with over $1.9 billion in direct financing.5 Research from Amazon Watch argues that financing Amazon oil and gas “is inherently tied to deforestation, biodiversity loss, Indigenous rights violations, pollution, corruption, and the exacerbation of climate dysregulation.”6 In 2021, Ecuadorian courts ordered companies to cease flaring in the Amazon, following litigation from Indigenous communities for health and environmental damages.7 A 2017 study documented heightened cancer rates in communities living near oil operations or flares in Ecuador. These impacts disparately impact women, with 71% of the 251 documented cases affecting women and girls.

JPMorgan holds millions in bond issuances of PetroAmazonas, which was likely used to finance oil well drilling activities in Yasuní National Park, a UNESCO World Heritage site where the Indigenous Waorani, Kichwa, Tagaeri, and the Taromenane Peoples live in voluntary isolation.8 Despite committing to screen out financing of development within UNESCO sites,9 JPMorgan additionally holds $62 million in PetroChina and $58 million in its parent company, Chinese National Petroleum Company, both of which are connected to oil and gas operations on Indigenous territory in Yasuní National Park.10 An Ecuadorian referendum in 2023 voted to stop oil-drilling in the Yasuní region, an effort largely led by Indigenous communities, leaving over $133 billion of stranded assets in the park.11 A 2021 scorecard published by Stand.earth and Amazon Watch assessing banks’ efforts to implement environmental and social risk management frameworks in the Amazon gave JPMorgan the lowest score out of 14 peer banks.12

Furthermore, JPMorgan was in the top 15 financiers of Enbridge as of 2020, participating in four loans and serving as the lead underwriter of two bond issuances.13 JPMorgan is subject to public campaigns calling on the bank to stop its financing relationship with Enbridge due to projects that violate Indigenous Rights.14 Most recently, Indigenous communities have opposed the construction of Enbridge’s Rio Bravo Pipeline and the already constructed Valley Crossing Pipeline in south Texas. Members of the Carrizo Comecrudo Tribe of Texas, which has ancestral ties to the South Texas Rio Grande Delta and resides in the area, have vocally opposed these projects. Both pipelines pass close to the Garcia Pasture site, a pre-Columbian village which is the burial site of the Carrizo Comecrudo Tribe’s ancestors. Garcia Pasture is described by the World Monuments as “one of America’s premier archaeological sites” and is listed on the National Park Service’s list of historic sites.15 Landowners whose property in the pathway of the pipelines is subject to land seizure through “eminent domain” include members of the Carrizo Comecrudo Tribe.16 Local communities fear explosions, leaks, and other pipeline failures. Of the 613 pipeline incidents reported last year, 243 incidents occurred in Texas, including three fatalities and 12 injuries, according to the US Department of Transportation’s Pipeline and Hazardous Materials Safety Administration.17 A large sinkhole occurred during the construction of the Valley Crossing Pipeline in 2018.18

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in JPMorgan’s proxy statement.

Opponents of the Rio Bravo pipeline state it will destroy acres of wetlands and the habitats of threatened and endangered plant and animal species.19 The Carrizo Comecrudo Tribe is among the groups that have made several challenges to the Rio Bravo pipeline and the Rio Grande LNG facility it will feed because of the environmental, health, and cultural impacts. In a dissenting opinion after the Federal Energy Regulatory Commission (FERC) denied a request to stop construction of the Rio Bravo pipeline and the Rio Grande Valley LNG, FERC Commissioner Allison Clements stated, “this case is fundamentally about environmental justice.”20 She added that denying a stay meant communities face “imminent, irreparable injury.” A lawsuit to stop the project was filed in February 2024, claiming that FERC had failed to adequately assess the environmental justice impacts and greenhouse gas emissions in contravention of the National Environmental Policy Act.21 Additionally, the export terminal sites are proposed near an existing SpaceX facility that routinely launches explosive rockets that dump debris on the methane sites, raising public safety and cost concerns by communities and regulators.22

Juan Mancias, chair of the Carrizo Comecrudo tribe, stated in a press interview, “When you steal the land, you’re stealing us. And you’re taking away our identity, because you fence it off and you don’t allow us into the land where our ancestors are buried, where we remember our ceremonies and rituals.”23 Société Générale and BNP Paribas have withdrawn funding from the Rio Bravo project, in part due to significant opposition from Indigenous communities and environmental defenders.24

Enbridge has also faced recent backlash for its Line 3 and Line 5 pipeline reroute projects. Though JPMorgan provided no project-specific financing for these pipelines, the Company’s lending to Enbridge for general corporate purposes enabled its work on that $7 billion project. According to the Sightline Institute, “If Enbridge lost access to its credit facilities or other financial services from major investment banks, the company would face severe financial constraints. It might have no choice but to abandon the Line 3 project outright.”25 In its opposition statement, JPMorgan alleges that the Proposal “inaccurately describes the Firm’s financing activities” but does not identify which statistics it deems incorrect. A December 2020 report by the Rainforest Action Network (RAN) found that JPMorgan was a participant in four loans and the lead underwriter of two bond issuances that totaled $1.8 billion in financing to Enbridge. These describe JPMorgan’s relevant and active loans from 2016 through September 2020, as well as bonds issued in 2020. The RAN report uses data from Bloomberg LP and follows Bloomberg's League Credit methodology to credit banks for their participation in lending and underwriting. JPMorgan's participation in these deals is easily verified by anyone with access to a Bloomberg terminal or by consulting relevant SEC filings.

Pipelines like Line 3 and Line 5 violate numerous rights of Indigenous Peoples as protected by international law, including the rights to free, prior, and informed consent (FPIC); health; culture; religion; security; and assembly.26 In particular, Line 3 threatens the quality of water needed for growing manoomin, or wild rice, a critical cultural resource for the Anishinaabe.27 Significant material social risks have already materialized for Line 3, Line 5, and its financiers through litigation, ongoing opposition led by Indigenous Peoples, allegations of civil rights abuses, investigations into treaty violations, and environmental damages.28 The militarized response to Line 3 protests and alleged violation of constitutional rights amplifies legal and reputational risks to JPMorgan and its shareholders. Enbridge reimbursed U.S. law enforcement over $2 million for policing protests against Line 3, which has been tied to harassment, surveillance, illegal blockades, allegations of torture (pain compliance), and use of “less-than-lethal” weapons.29 Over 900 arrests, citations, and charges have been levied against Water Protectors, many of which are allegedly disproportionate or excessive.30 Line 3 has additionally been tied to instances of human trafficking and violence against women.31

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in JPMorgan’s proxy statement.

Line 5 follows a similar pattern of civil rights abuses, treaty violations, and environmental damages. One of the most serious indications of the severity of Indigenous opposition to Line 5 is reflected by the Bay Mills Indian Community's formal resolution banishing Line 5 from its reservation in 2021. The significance of "banishment" is described by the Bay Mills Indian Community as: "[A] traditional, historical, and customary form of tribal law that has existed since time immemorial and is only exercised by Bay Mills Indian Community when egregious acts and misconduct have harmed our tribal citizens, treaty rights, territories, and resources."32 Enbridge illegally continues operating Line 5 on Bad River Band territory after the easements expired in 2013, as determined in a 2022 ruling.33 In April 2021, Michigan’s twelve federally recognized Tribal Nations and Governor Whitmer sent a letter to President Biden requesting the decommission of Line 5. The letter cites multiple permit violations, human trafficking risks, and irreversible climate impacts.34 In 2023, a Wisconsin judge ordered Enbridge to pay $5.1 million for trespassing on Bad River Band territory and Enbridge must remove its pipeline from where it’s illegally operating within three years.35 (Arguments were heard in February on Enbridge’s appeal from the order.36)

Lines 3 and 5 additionally present significant regulatory and litigation risk as they are connected to oil spills and other environmental harms. Line 3 has a history of ruptures, with over 800 documented spills in the last 15 years.37 Many of which resulted in costly cleanup and persisting impacts that pose risks to the environment and human health. For example, Line 3 is also responsible for the largest inland oil spill in U.S. history, releasing 1.7 million gallons of crude oil onto the Prairie River in Minnesota.38 Additionally, Enbridge’s Line 6B pipeline is responsible for the Kalamazoo River oil spill, which contaminated 39 miles of water resources and cost the company over $1 billion in cleanup.39 Line 5 is similarly connected to multiple violations of water appropriation permits, water discharge permits, and wetland permits.40 Michigan Gov. Gretchen Whitmer canceled Enbridge’s certification, citing findings that Enbridge had repeatedly violated terms of the public trust doctrine that put the environment at risk.41 Wisconsin’s Department of Natural Resources Director justifies this action by asserting that “Enbridge’s historic failures and current non-compliance present too great a risk to our Great Lakes and the people who depend upon them.” Line 5 has spilled 33 times and at least 1.1 million gallons since 1968.42 The pipeline, which was designed with a 50-year lifespan, or until 2003, continues to operate with significant safety concerns. Anchor strikes have dented and gashed underwater pipes.43 Enbridge’s contractors caused severe damage to the pipeline in 2019, which was missed by Enbridge’s safety measures and went undiscovered until 2020.44 The EPA fined Enbridge $6.7 million for failing to repair dents that indicated metal loss or cracking in 2020.45 JPMorgan is exposed to ongoing significant risk through its financial relationship with Enbridge as the company continues to develop projects that violate Indigenous Rights and pose risks to the environment and climate.

2. JPMorgan Faces Material Risk if Its Financing is Inconsistent with the Company’s Own Commitments

JPMorgan acknowledges that Indigenous rights violations “create risks for society and businesses, if they are not appropriately addressed.”46 Despite committing to respect human rights in its operations, JPMorgan finances clients with track records of violating Indigenous Rights. The Company faces public campaigns from multiple Indigenous groups to end financing relationships with clients that have violated FPIC.47 For example, JPMorgan has come under recent scrutiny surrounding a potential $1 billion issuance for Petroperú, a Peruvian state-owned oil and gas company.48 UN experts have linked oil and gas exploration in Peru to pervasive Indigenous rights violations, particularly the right to FPIC.49 In March 2024, a coalition of Indigenous peoples and fishing groups in Peru publicly requested to meet with JPMorgan to share concerns about environmental and social risks connected to Petroperú’s operations.50

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in JPMorgan’s proxy statement.

JPMorgan financed Petroperú’s Talara Refinery Modernization Project through its participation in a $1.3 billion syndicated loan, a $2 billion bond maturing in 2047, and a $1 billion bond maturing in 2032.51 The Talara Refinery could serve as a major driver of new oil exploration and production in Peruvian Amazonian blocks which face growing Indigenous opposition and lack the social license to operate. Petroperú has the third most administrative sanctions due to environmental liabilities of all companies in Peru.52 Petroperú’s operation of the North Peruvian Pipeline is responsible for more than 94 oil spills between 2001 and 2019, costing the company over $4.3 million in environmental remediation.53 Petroperú projects have faced stark opposition by Indigenous communities across Peru, including the Peruvian Federation of the Achuar Nationality, the Autonomous Territorial Government of the Wampis Nation, and the Kukama Kukamiria Indigenous people.54

In addition to JPMorgan’s commitments on Indigenous Peoples, its financing activities appear inconsistent with its climate commitments. For example, JPMorgan pledged to reduce operational carbon intensity by 35% by 2030, and to reduce end-use carbon intensity by 15%.55 Inconsistent with this, JPMorgan finances high-emission clients and projects with significant Indigenous rights risks, including tar sands, Arctic oil and gas, Amazon oil and gas, fracking, and coal mining. JPMorgan’s heavy investments in oil and gas operations in the Amazon rainforest are particularly concerning. Recent studies suggest that due to deforestation, parts of the rainforest now emit more carbon than they store.56 As a critical harbor of biodiversity and a tipping point in addressing climate change, Indigenous communities have called for a global pact to permanently protect 80% of the Amazon by 2025.57 In 2022, BNP Paribas adopted a commitment to rule out financing of new oil and gas projects anywhere in the Amazon.58 Other major banks including Natixis, ING, and Credit Suisse have made commitments to end financing of Ecuadorian crude exports, which comprises 90% of oil exports from the Amazon.59

Furthermore, the Enbridge Line 3 expansion doubled the pipeline’s previous capacity, with estimated emissions equivalent to 50 coal plants.60 The new pipeline has a lifespan that will extend beyond 2050, inconsistent with the IPCC conclusion that requires limiting global warming to 1.5°C above pre-industrial levels.61 The state of Minnesota estimated that Line 3 presents $287 billion in social climate cost over 30 years.62 Similarly, climate scientists calculate that Line 5’s continued operation would lead to an increase of about 27 million metric tons CO2 annually in greenhouse gas emissions. Climate costs from Line 5 between 2027 and 2070 are estimated at $1 billion annually.63

3. JPMorgan’s Current Due Diligence Systems Appear Ineffective at Mitigating Risks Related to Indigenous Peoples

Investors lack evidence of effective due diligence surrounding the rights of Indigenous Peoples. Notably, JPMorgan recently withdrew from the Equator Principles (EP), a framework for financial institutions to manage environmental and social risks. Though JPMorgan’s Human Rights page states it will “consider” the EPs in “certain transactions,” this commitment is vague and lacks enforceability. Even so, the EPs do not apply to the Company’s general corporate financing activities, where JPMorgan is exposed to the most salient risks. The Company’s commitments also lack reference to the UN Declaration on the Rights of Indigenous Peoples (UNDRIP), which is recognized as the most widely accepted human rights instrument in defining FPIC. Furthermore, JPMorgan “considers” the International Finance Corporation’s (IFC) E&S Performance Standards, which includes FPIC. This vague assertion does not commit the Company to ensure its clients respect Indigenous Rights, nor does it commit to applying the IFC standards across all of its financing relationships. Even if JPMorgan applied the IFC standards across its financing, the approach would still fall short at respecting Indigenous Peoples’ rights. The IFC standards have been criticized for narrowly defining FPIC and limiting its scope of applicability. It fails to fully recognize Indigenous Peoples' right to full veto power over projects or to condition their consent.64 The ambiguity surrounding FPIC within the IFC Standards has drawn criticism for diminishing the essence of this right and thus limiting its ability to mitigate risk.65

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in JPMorgan’s proxy statement.

JPMorgan’s Environmental and Social (E&S) Risk Policy does not include a formal commitment to respect the right to FPIC. Respecting FPIC is vital to implementing effective and meaningful risk management systems related to Indigenous Rights.66 However, JPMorgan has a long track record of financing clients that repeatedly violate FPIC. Indigenous leaders from the Amazon have repeatedly called on JPMorgan to adopt an Amazon Exclusion policy, viewing current due diligence systems as insufficient at managing risks related to Indigenous Peoples.67

It is unclear how effective JPMorgan’s E&S Risk Management is at managing risks associated with financing companies like Enbridge and Petroperú, given their pattern of litigation, project delays, allegations of Indigenous Rights violations, environmental disasters, and reputational damage. For example, between 1999 and 2013, Enbridge’s pipeline systems were connected to 1,068 spills, a total of 7.4 million gallons of oil and averaging 71 spills per year.68 The company has paid over $270 million in penalties and fines since 2000, largely related to environmental offenses.69 Since coming online in fall 2021, Line 3’s reroute has breached four aquifers, incurring over $11 million in fines.70 Though Enbridge has an Indigenous Peoples policy, it has been criticized for including weak commitments around the UNDRIP, lacking a formal commitment to FPIC as a right, and for presenting insufficient disclosure around social risks.71 Notably, Enbridge projects have consistently been tied to violation of Indigenous Rights. Enbridge purchased a significant stake in the Dakota Access Pipeline (DAPL), which was projected to cost $3.8 billion but ultimately incurred $7.5 billion in costs due to material social risks.72 JPMorgan itself provided over $300 million in general corporate funds to Energy Transfer and its subsidiaries to enable DAPL.73 As a result, the Company faced multiple public divestment campaigns for its role.74 In March 2022, investors representing over $2 trillion sent a letter to JPMorgan expressing concern related to Line 3 over how JPMorgan is meeting its own policies on Indigenous Peoples and net zero financed greenhouse gas emissions by 2050 goal.75

Conclusion

JPMorgan and its investors are exposed to material risk if it continues to finance projects and clients developing projects that violate the rights of Indigenous Peoples and exacerbate the climate crisis. Proponents encourage all JPMorgan shareholders to support Item 7, shareholder proposal on Respect for Indigenous Peoples’ Rights, at the JPMorgan Annual Meeting of Shareholders on May 21, 2024.

For questions regarding JPMorgan Proposal 7, please contact: Jillianne Lyon, Program Director at Investor Advocates for Social Justice and representative of the United Church Funds, via email: jlyon@iasj.org or phone: 973-509-8800.

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1 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

2 https://www.aaas.org/news/global-extractive-and-industrial-projects-disproportionately-impact-indigenous-peoples

3 https://www.un.org/esa/socdev/unpfii/documents/BriefingNote6_GREY.pdf ; https://www.un.org/development/desa/indigenouspeoples/wp-content/uploads/sites/19/2018/11/UNDRIP_E_web.pdf

4 https://shiftproject.org/wp-content/uploads/2020/01/Costs_of_Conflict_Davis-Franks.pdf

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in JPMorgan’s proxy statement.

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5 https://www.bloomberg.com/news/articles/2023-07-25/jpmorgan-citi-listed-as-top-oil-and-gas-banks-in-the-amazon?embedded-checkout=true

6 https://amazonwatch.org/news/2022/0629-citi-still-financing-indigenous-rights-violations-and-biodiversity-loss-in-the-amazon

7 https://news.mongabay.com/2021/03/ecuador-court-orders-end-to-gas-flaring-by-oil-industry-in-amazon/

8 https://www.commondreams.org/news/2021/07/09/amazon-rainforest-tipping-point-big-banks-told-end-fossil-fuel-financing

9 https://www.jpmorgan.com/content/dam/jpm/cib/complex/content/news/2020-dfi-announcement/pdf-1.pdf

10 https://old.stand.earth/sites/stand/files/amazon-at-risk-scorecard-report-web-spreads.pdfn

11 https://time.com/6307145/ecuador-rainforest-oil-vote/

12 https://old.stand.earth/sites/stand/files/amazon-at-risk-scorecard-report-web-spreads.pdf

13 https://www.ran.org/wp-content/uploads/2020/12/RAN-Briefing_Line3_KXL.pdf

14 https://www.banktrack.org/article/jpmorgan_chase_wells_fargo_and_credit_agricole_warned_not_to_finance_tar_sands_pipeline_companies

15 https://www.wmf.org/project/garcia-pasture

16 https://www.sierraclub.org/sites/default/files/sce/lower-rio-grande-valley-group/Pipeline-Docs/RB%20Fact%20Sheet%20Tool%20Kit.pdf

17 https://www.phmsa.dot.gov/data-and-statistics/pipeline/pipeline-incident-20-year-trends

18 https://www.sierraclub.org/texas/blog/2018/07/valley-crossing-pipeline-exercise-corporate-trickery

19 https://www.sierraclub.org/sites/www.sierraclub.org/files/2022-10/RGV_LNG_2022_FINAL_WEB_0.pdf

20 https://www.ferc.gov/news-events/news/commissioner-clements-dissent-regarding-rio-grande-lng-llc-rio-bravo-pipeline

21 https://www.sierraclub.org/sites/default/files/2024-02/Rio%20Grande%20D.C.%20Motion%20to%20Expedite%20-%20Court%20Stamped.pdf

22 https://ieefa.org/resources/building-lng-terminal-close-rocket-launches-could-prove-costly

23 https://www.texastribune.org/2022/10/18/texas-lng-natural-gas-export-terminals-brownsville-comecrudo-tribe/

24 https://www.offshore-technology.com/news/rio-grande-lng-withdrawal-societe-general/?cf-view

25 https://www.sightline.org/2018/09/18/how-enbridges-bankers-fund-a-tar-sands-pipeline/

26 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/cerd_request_line_3_pipeline.pdf

27 https://www.popsci.com/environment/line-3-indigenous-wild-rice/

28 https://thecirclenews.org/environment/u-n-issues-letter-regarding-violations-of-anishinaabe-human-rights/

29 https://www.brennancenter.org/our-work/analysis-opinion/how-oil-company-pays-police-target-pipeline-protesters ; https://www.protestlaw.org/line3 ; https://www.vogue.com/article/letter-from-a-jailed-line-3-water-protector

30 https://www.usnews.com/news/best-states/minnesota/articles/2021-10-04/criminal-cases-against-line-3-protesters-clog-court-system

31 https://minnesotareformer.com/2021/03/08/shelter-reports-assaults-harassment-linked-to-line-3-pipeline-workers/ ; https://www.vice.com/en/article/g5gkpw/four-enbridge-pipeline-workers-linked-to-sex-trafficking-minnesota

32 https://narf.org/nill/documents/20210510BayMills_banish_Enbridge.pdf?_ga=2.239143744.2105983367.1624287541-1503385769.1619537483

33 https://michiganadvance.com/wp-content/uploads/2022/09/20515906551-1.pdf

34 https://d99d2e8d-06c9-433b-915d-f6e381b1acd4.usrfiles.com/ugd/d99d2e_2ebc5e8b59c547a0847c7a7ed1831522.pdf

35 https://www.wpr.org/energy/judge-orders-enbridge-shut-down-part-wisconsin-oil-pipeline-3-years

36 https://www.wpr.org/news/federal-court-arguments-bad-river-enbridge-appeal-line-5-shutdown

37 https://www.stopline3.org/issues#:~:text=They've%20had%20over%20800,Rapids%2C%20MN%2C%20in%201991.

38 https://www.mprnews.org/story/2021/03/03/30-years-ago-grand-rapids-oil-spill

39 https://www.mlive.com/news/kalamazoo/2020/07/10-years-ago-kalamazoo-river-oil-spill-was-an-awakening-in-pipeline-debate.html

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in JPMorgan’s proxy statement.

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40 https://d99d2e8d-06c9-433b-915d-f6e381b1acd4.usrfiles.com/ugd/d99d2e_2ebc5e8b59c547a0847c7a7ed1831522.pdf

41 https://www.michigan.gov/whitmer/news/press-releases/2020/11/13/governor-whitmer-takes-action-to-shut-down-the-line-5-dual-pipelines-through-the-straits-of-mackina

42 https://www.mlive.com/news/2017/04/enbridge_line_5_spill_history.html

43 https://www.oilandwaterdontmix.org/problem

44 https://www.cbc.ca/news/canada/toronto/line-five-environment-great-lakes-1.6120882

45 https://www.mlive.com/news/us-world/2020/06/epa-fines-enbridge-67m-over-pipeline-safety-issues-across-minnesota-and-wisconsin.html

46 https://www.banktrack.org/download/environmental_and_social_policy_framework_10/211012_environmentalandsocialpolicyframeworkdatedoct82021.pdf

47 https://climatejusticealliance.org/jpmorgan/#:~:text=Funders%20%26%20Donors-,Frontline%20Communities%20Confront%20JP%20Morgan%20on%20Violating,
and%20Financing%20the%20Climate%20Crisis&text=Glasgow%2C%20Scotland%20%E2%80%93%20Frontline%20and%20Indigenous,stop%20financing%20fossil%20fuel%20extraction

48 https://www.law360.com/articles/1812498/amazon-groups-ask-to-meet-banks-over-oil-co-financing

49 https://www.ohchr.org/en/press-releases/2014/12/peru-indigenous-peoples-new-oil-project-threatens-further-harm-human-rights

50 https://www.law360.com/articles/1812498/amazon-groups-ask-to-meet-banks-over-oil-co-financing

51 https://inversionistas.petroperu.com.pe/wp-content/uploads/2017/10/Analisis-y-Discusion-de-Gerencia-ITrim2018.pdf; https://inversionistas.petroperu.com.pe/en/wp-content/uploads/2017/10/earning-release-ITrim2018-en.pdf ; https://links.sgx.com/FileOpen/Petroperu%20-%20Final%20Offering%20Memorandum.ashx?App=Prospectus&FileID=47870 ; https://www.prnewswire.com/news-releases/petroleos-del-peru--petroperu-sa-commences-consent-solicitation-relating-to-a-proposed-amendment-to-the-indentures-governing-its-301837336.html#:~:
text=The%20purpose%20of%20the%20Consent,does%20not%20deliver%20its%20Audited

52 https://amazonwatch.org/assets/files/2022-09-petroperu-risk-assessment.pdf

53 https://amazonwatch.org/assets/files/2022-09-petroperu-risk-assessment.pdf

54 https://www.theguardian.com/environment/2022/nov/14/peruvian-amazon-native-leaders-to-lobby-banks-to-cut-ties-with-state-oil-firm-petroperu

55 https://www.businesswire.com/news/home/20210513005492/en/JPMorgan-Chase-Releases-Carbon-Reduction-Targets-for-Paris-Aligned-Financing-Commitment

56 https://www.nationalgeographic.com/environment/article/amazon-rainforest-now-appears-to-be-contributing-to-climate-change

57 https://amazonia80x2025.earth/declaration/

58 https://group.bnpparibas/en/press-release/bnp-paribas-unveils-its-first-climate-analytics-and-alignment-report-and-carbon-intensity-reduction-targets-by-2025

59 https://www.reuters.com/business/sustainable-business/comment-global-banks-ignore-amazons-indigenous-voices-their-peril-2022-06-23/

60 https://mn350.org/giant-step-backward/

61 https://www.ipcc.ch/sr15/#:~:text=Limiting%20warming%20to%201.5%C2%B0C%20implies%20reaching%20net%20zero,particularly%20methane%20(high%20confidence).

62 https://www.mprnews.org/story/2018/06/18/line-3-enbridge-oil-pipeline-hearings-day1

63 https://www.detroitnews.com/story/news/local/michigan/2021/09/15/enbridge-energy-line-5-tunnel-straits-of-mackinac-gretchen-whitmer/8354986002/

64 https://wilj.law.wisc.edu/wp-content/uploads/sites/1270/2014/04/Baker_print.pdf

65 https://nomogaia.org/wp-content/uploads/2020/11/PS7-at-the-IFC-Part-1-FPIC.pdf

66 https://amazonwatch.org/assets/files/fpic-the-right-to-decide.pdf

67 https://www.youtube.com/watch?v=fQUmPC3Ui2M

68 https://www.oilandwaterdontmix.org/enbridge_safety_record

69 https://violationtracker.goodjobsfirst.org/parent/enbridge

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in JPMorgan’s proxy statement.

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70 https://www.cbsnews.com/minnesota/news/enbridge-oil-pipeline-construction-breaches-4th-aquifer-in-northern-minnesota/

71 https://www.colorado.edu/program/fpw/2018/12/18/enbridges-discussion-paper-indigenous-rights-and-relationships-north-american-energy

72 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

73 https://www.foodandwaterwatch.org/2016/09/05/whos-banking-on-the-dakota-access-pipeline/

74 https://www.greenamerica.org/break-your-dapl-supporting-bank ; https://intercontinentalcry.org/indigenous-water-protectors-and-environmentalists-call-on-chase-bank-to-divest-from-fossil-fuels-in-solidarity-with-wetsuweten/

75 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/line_3_investor_statement_sign-on_2022-03-30_final.pdf

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in JPMorgan’s proxy statement.